[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 11, 2015

VIA EDGAR

Mellissa Campbell Duru
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:                             PHH Corporation
Schedule TO-I/A
Filed June 9, 2015
File No. 005-13543

Dear Ms. Campbell Duru:

On behalf of PHH Corporation (the “Company”), we are writing to respond to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO-I filed by the Company on May 6, 2015, as amended by Amendment No. 1 to the Schedule TO-I filed by the Company on May 27, 2015 and Amendment No. 2 to the Schedule TO-I (“Amendment No. 2”) filed by the Company on June 9, 2015 (the “Schedule TO”). Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO.

Oral Comment

The Staff has requested the views of the Company regarding whether the dissemination of the information disclosed in Amendment No. 2 was done in a manner reasonably calculated to inform Note holders, as required by Rule 13e-4(e)(3).

Response

The Company respectfully advises the Staff that it believes that the information contained in Amendment No. 2 has been disseminated in a manner reasonably calculated to inform the Note holders.  As the Staff knows, on May 6, 2015, the Company amended the Offer to provide that if, as of the Expiration Date for the Offer, the Exchange Ratio is equal to 42.4871, the maximum number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as part of the Offer Consideration (the “Maximum Consideration”), then there will be a Mandatory Extension of the Offer until 11:59 p.m., New York City time, on the second trading day following the originally scheduled Expiration Date to permit holders to tender or withdraw

Mellissa Campbell Duru

Securities and Exchange Commission

June 11, 2015

their Notes during those days. On the same date, the Company filed with the Commission Amendment No. 2 to the Schedule TO via EDGAR, amending the Offer to Exchange to include disclosure informing holders of the Mandatory Extension.

The information contained in the amendment was immediately available to all holders of Notes via the Internet on the Commission’s website, as well as on the Company’s website. The Company also updated the disclosure in the website related to the offer (http://www.gbsc-usa.com/PHH) on June 10, 2015 to include a description of the Mandatory Extension.  The Company respectfully submits to the Staff that such method of dissemination was the most efficient and effective way to promptly disseminate the amended tender offer materials to Note holders. In addition, because of the nature of the information, as described further below, the Company believes the information was disseminated in a manner reasonably calculated to inform Note holders as required and with adequate time for Note holders to absorb the amended content.

Furthermore, the Company respectfully advises the Staff that it does not believe that the inclusion of the Mandatory Extension was a material change in the information previously provided to holders of Notes. The Offer Consideration could only include the Maximum Consideration in the event that the per share volume-weighted average price of the Common Stock on the NYSE was above $28.00 on each VWAP Trading Day during the Observation Period. In actual fact, the per share volume-weighted average price has been below $28.00 on each VWAP Trading Day during the Observation Period to date. Therefore, at the time of inclusion of the Mandatory Extension in the Offer, the Company was able to determine that the Mandatory Extension could not be triggered, and that the inclusion of such Mandatory Extension was therefore not material to holders of the Notes.

If you have any questions or require any additional information, please call me at (212) 735-3259 or Brian V. Breheny at (202) 371-7180 at your convenience.

Very truly yours,

/s/ Michael J. Zeidel
Michael J. Zeidel

cc.	William F. Brown, PHH Corporation
Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP